                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*



                         Harbor Federal Bancorp, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  41151A 10 8
                          --------------------------
                                (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 pages

-----------------------                                  ---------------------
  CUSIP NO. 41151A 10 8                13G               PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Harbor Federal Bancorp, Inc. Employee Stock Ownership Plan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      52-1879039
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Maryland

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER             0
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER         113,684
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER        0
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER    113,684
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           113,684
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.5%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 41151A 10 8                13G               PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Joseph J. Lacy

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER            26,896
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER         114,684
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER       26,896
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER    114,684
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           141,580
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.1%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 41151A 10 8                13G               PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: John H. Riehl, III

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER            26,418
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER         115,684
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER       26,418
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER    115,684
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           142,102
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.1%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 41151A 10 8                13G               PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Gideon N. Stieff, Jr.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER            17,918
      SHARES                                          -------
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER         113,684
     OWNED BY                                         -------
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER       17,918
    REPORTING                                         -------
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER    113,684
       WITH                                           -------
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           131,602
           -------
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.5%
          ----
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            --------------------
                                                             Page 6 of 9 Pages
                                                            --------------------


                      Securities and Exchange Commission
                            Washington, D.C. 20549


Item 1(a)   Name of Issuer.
      Harbor Federal Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices.
      705 York Road
      Baltimore, Maryland 21204-2562

Item 2(a)   Name of Person(s) Filing.
      Harbor Federal Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Joseph J. Lacy, John H. Riehl, III, and Gideon N. Stieff, Jr.

Item 2(b)   Address of Principal Business Office.
      Same as Item 1(b).

Item 2(c)   Citizenship.
      See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)   Title of Class of Securities.
      Common Stock, par value $.01 per share.

Item 2(e)   CUSIP Number.
      See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.     Check whether the person filing is a:

      (f)   [x]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

      (h)   [x]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


      Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                           ---------------------
                                                            Page 7 of 9 Pages
                                                           ---------------------

Item 4.     Ownership.
      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

      (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

      (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.     Ownership of Five Percent or Less of A Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, Harbor Federal Bancorp, Inc.,
acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
      Not applicable.

Item 8.     Identification and Classification of Members of the Group.
      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.     Notice of Dissolution of Group.
      Not applicable.

Item 10.    Certification.
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

                                                            --------------------
                                                             Page 8 of 9 Pages
                                                            --------------------

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBOR FEDERAL BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


/s/ Joseph J. Lacy                                      January 27, 1997
---------------------------------------                 --------------------
Joseph J. Lacy, as Trustee                              Date


/s/ John H. Riehl, III                                  January 27, 1997
---------------------------------------                 --------------------
John H. Riehl, III, as Trustee                          Date


/s/ Gideon N. Stieff, Jr.                               January 27, 1997
---------------------------------------                 --------------------
Gideon N. Stieff, Jr., as Trustee                       Date


/s/ Joseph J. Lacy                                      January 27, 1997
---------------------------------------                 --------------------
Joseph J. Lacy, as an Individual                        Date
 Stockholder

/s/ John H. Riehl, III                                  January 27, 1997
---------------------------------------                 --------------------
John H. Riehl, III, as an Individual                    Date
 Stockholder

/s/ Gideon N. Stieff, Jr.                               January 27, 1997
---------------------------------------                 --------------------
Gideon N. Stieff, Jr., as an Individual                 Date
 Stockholder

                                                          ---------------------
                                                           Page 9 of 9 Pages
                                                          ---------------------



Exhibit A
---------

                      Identification of Members of Group
                      ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, the trustees vote common stock allocated to participant accounts in accordance with instructions by participants. Shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares. If no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to
Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.